Consensus Cloud Solutions, Inc.

700 S. Flower Street, 15th Floor

Los Angeles, California 90071

June 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Anna Abramson

Re:	Consensus Cloud Solutions, Inc.

Registration Statement on Form S-1 (File No. 333-265460)

Dear Ms. Abramson:

Consensus Cloud Solutions, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-265460) (the “Registration Statement”) be accelerated and that it be declared effective June 9, 2022 at 4:30 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Stewart McDowell of Gibson, Dunn & Crutcher LLP at (415) 393-8322.

Sincerely,

/s/ Vithya Aubee

Vithya Aubee

Vice President and Secretary of Consensus Cloud Solutions, Inc.

cc:	Stewart McDowell, Gibson, Dunn & Crutcher LLP